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Exhibit 99.4

CONSENT OF DELOITTE & TOUCHE LLP,
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR KINROSS GOLD CORPORATION

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the inclusion in the Form 40-F/A of Kinross Gold Corporation of our report dated November 18, 2005, except as to note 25(a) which is as of February 8, 2006 (which audit report expresses an unqualified opinion and includes explanatory paragraphs relating to restatements of the financial statements, withdrawal of a previous audit report and their consideration of internal control over financial reporting and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to the adoption of new accounting principles), with respect to the consolidated balance sheet as at December 31, 2004 and the consolidated statements of operations, cash flows and common shareholders' equity for each of the years in the two-year period ended December 31, 2004.

We also consent to the incorporation by reference of our above-mentioned report into the Registration Statements on Form S-8 (Registration Statements No. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

Deloitte & Touche LLP
Independent Registered Chartered Accountant

Toronto, Ontario, Canada
May 8, 2006

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Exhibit 99.4 CONSENT OF DELOITTE & TOUCHE LLP, INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR KINROSS GOLD CORPORATION